Contact:  Anne F. Eisele
FOR IMMEDIATE RELEASE                           Director, Corporate
                                                Communications

              SPACEHAB, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

Washington, DC, March 26, 1999 - SPACEHAB, Inc. (Nasdaq: SPAB) announced today that its Board of Directors adopted a Stockholder Rights Plan that is similar to ones already in place at many corporations. The Company said that the Plan was not adopted in response to any known takeover proposal and that the financial condition, operations and earnings-per-share will not be affected by the adoption of the Plan.

The Rights Plan is designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will not prevent a takeover but should encourage anyone that may in the future seek to acquire the company to negotiate with the Board of Directors prior to attempting a takeover.

Under the Plan, SPACEHAB will make a dividend distribution of one preferred stock purchase right for each common share held of record as of the close of business on April 9, 1999 (the "Rights"). SPACEHAB shareholders are not required to take any action to receive their Rights distribution.

The Rights become exercisable only if any person or group, with certain limited exceptions, acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender offer which results in such person or group beneficially owning 15% or more of the Company's common stock.

If any person or group acquires 15% or more of SPACEHAB's common stock (with certain limited exceptions), then each Right not owned by the 15% stockholder will entitle its holder to purchase, at the Right's then-current exercise price (initially $35), common shares having a market value of twice the exercise price. In the event SPACEHAB is acquired in a merger or other business combination, each Right will entitle the holder (other than the 15% stockholder) to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value of twice the Right's then-current exercise price.

SPACEHAB generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until a person or group acquires a 15% position. The Rights will expire on April 9, 2009. SPACEHAB will mail additional information regarding the Shareholder Rights Plan to its shareholders of record as of April 9, 1999.

SPACEHAB, with its Johnson Engineering and Astrotech subsidiaries, is the world's leading provider of commercial payload processing services for manned and unmanned payloads. SPACEHAB is the first company to commercially develop, own and operate habitable modules that provide laboratory facilities and logistics re-supply aboard NASA's Space Shuttles. The Company also supports NASA astronaut training at Johnson Space Center, Houston.

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